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                            May 13, 2024

       Andrea Simon
       Chief Financial Officer
       MasterBrand, Inc.
       3300 Enterprise Parkway, Suite 300
       Beachwood, Ohio 44122

                                                        Re: MasterBrand, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Form 8-K filed on
February 26, 2024
                                                            File No. 001-41545

       Dear Andrea Simon:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed on February 26, 2024

       Exhibit 99.1

   1. We note that on page 8 you reconcile the non-GAAP performance measure Adjusted
                                                        EBITDA Margin to Gross
Profit Margin, rather than Net Income Margin, which is the
                                                        most directly
comparable GAAP measure. We also note your discussion of Adjusted
                                                        EBITDA Margin in the
highlights and other sections of the earnings release without a similar discussion of
the most directly comparable GAAP measure with equal or greater prominence. Your
presentation does not appear to be incompliance with Questions 102.10 and 103.02 of the
Compliance and Disclosure Interpretations on Non-GAAP Financial
                                                        Measures. Please revise
your presentations in future filings to comply.
   2. We note your Adjusted EBITDA and Adjusted Net Income non-GAAP measures include an adjustment for
estimated cost savings as a standalone company. Explain to us how this adjustment differs from
a pro forma management adjustment pursuant to Rule 11-01(a)(7)
                                                        of Regulation S-X that
normally would be presented in the footnotes to proforma financial information presented
under Article 11 of Regulation S-X. Your presentation of an
                                                        adjustment for the pro
forma impact of cost savings, synergies and dis-synergies of being
 Andrea Simon
MasterBrand, Inc.
May 13, 2024
Page 2
         a standalone company is not consistent with Question 100.01 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures. Please revise all your future presentations of these measures, including your investor presentations and on page
         3 of your annual report, to remove the adjustment.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Results of Operations, page 32

3. Please revise future filings to quantify the impact of the factors that you identify as impacting net sales and operating results during each period presented including the impact of changes in volume and price, and discuss the underlying reasons for the changes. In this regard, we note you attributed the 17% decrease in net sales to a decrease in sale unit volume partially offset by favorable price, but you do not quantify all these factors nor analyze the underlying business reasons for the change in volume. Refer to
         Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K, and SEC Releases 33-6835 and 33-
         8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAndrea Simon                                 Sincerely,
Comapany NameMasterBrand, Inc.
                                                               Division of
Corporation Finance
May 13, 2024 Page 2                                            Office of
Manufacturing
FirstName LastName